Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2024

Monaco, May 10, 2024 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the first quarter ended March 31, 2024 (“Q1 2024”).

I.	PROFITABILITY AND LIQUIDITY

•	Q1 2024 Net Income available to common stockholders of $94.2 million ($0.79 per share).

•	Q1 2024 Adjusted Net Income available to common stockholders[1] of $75.2 million ($0.63 per share).

•	Q1 2024 liquidity of $1,106.0 million[2].

II.	OWNED FLEET CHARTER UPDATE[3] - FULLY EMPLOYED CONTAINERSHIP FLEET FOR THE YEAR AHEAD

•	97% and 80% of the containership fleet[4] fixed for 2024 and 2025, respectively.

•	Contracted revenues for the containership fleet of approximately $2.3 billion with a TEU-weighted duration of 3.4 years[5].

•	Entered into more than 30 chartering agreements for the owned dry bulk fleet since Q4 2023 earnings release.

III.	SALE AND PURCHASE ACTIVITY

Vessel Disposals

•	Conclusion of the sale of the following dry bulk vessels:

-	m/v Pegasus built in 2011 with a 56,726 DWT capacity.

-	m/v Merida built in 2012 with a 56,670 DWT capacity.

-	m/v Alliance built in 2012 with a 33,751 DWT capacity.

-	m/v Konstantinos built in 2012 with a 32,178 DWT capacity.

Net sale proceeds after debt repayment amounted to $26.2 million.

•	Agreement for the sale of the dry bulk vessel:

-	m/v Adventure built in 2011 with a 33,755 DWT capacity (expected conclusion of sale within Q2 2024). Estimated net sale proceeds after debt prepayment of $7.1 million.

1 Adjusted Net Income available to common stockholders and respective per share figures are non-GAAP measures and should not be used in isolation or as substitutes for Costamare’s financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”). For the definition and reconciliation of these measures to the most directly comparable financial measure calculated and presented in accordance with GAAP, please refer to Exhibit I.

2 Including our share of cash amounting to $0.5 million held by vessel owning-companies set-up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), between the Company and York Capital Management Global Advisors LLC and an affiliated fund (collectively, “York Capital”), margin deposits relating to our forward freight agreements (“FFAs”) and bunker swaps of $2.2 million, short term investments in U.S. Treasury Bills amounting to $17.7 million and $115.8 million of available undrawn funds from two hunting license facilities as of March 31, 2024.

3 Please refer to the Containership Fleet List table in Exhibit 99.2 for additional information on vessel employment details for our containership fleet.

4 Calculated on a TEU basis.

5 As of May 9, 2024.

Vessel Acquisitions

•	Conclusion of the acquisition of the 2011-built, 180,643 DWT capacity dry bulk vessel, Miracle (ex. Iron Miracle).

•	Agreement for the acquisition of the 2012-built, 181,415 DWT capacity dry bulk vessel, Frontier Unity (tbr. Frontier) (expected conclusion within Q2 2024).

•	Agreement for the acquisition of the 2012-built, 179,895 DWT capacity dry bulk vessel, Lowlands Prosperity (tbr. Prosper) (expected conclusion within Q2 2024).

IV.	DRY BULK OPERATING PLATFORM

•	Costamare Bulkers Inc. (“CBI”) has currently fixed a fleet of 54 dry bulk vessels on period charters, consisting of:

-	33 Newcastlemax/ Capesize vessels.

-	21 Kamsarmax vessels.

•	Majority of the fixed fleet is on index linked charter-in agreements, consisting of:

-	28 charters for Newcastlemax/ Capesize vessels that are index linked.

-	8 charters for Kamsarmax vessels that are index linked.

•	Average remaining tenor for the Newcastlemax/ Capesize and Kamsarmax chartered-in fleet of 12 and 6 months, respectively.

V.	LEASE FINANCING PLATFORM

•	Controlling interest in Neptune Maritime Leasing Limited (“NML”).

•	Company’s current investment in NML of $123.3 million.

•	Growing leasing platform, having funded 24 shipping assets as of the date of this press release, for a total amount of approximately $258 million, on the back of what we believe is a healthy pipeline.

VI.	DIVIDEND ANNOUNCEMENTS

•	On April 2, 2024, the Company declared a dividend of $0.115 per share on the common stock, which was paid on May 6, 2024, to holders of record of common stock as of April 19, 2024.

•	On April 2, 2024, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock, $0.546875 per share on the Series D Preferred Stock and $0.554688 per share on the Series E Preferred Stock, which were all paid on April 15, 2024 to holders of record as of April 12, 2024.

•	Available funds remaining under the share repurchase program of approximately $30 million for common shares and $150 million for preferred shares.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the first quarter of the year, the Company generated Net Income of about $94 million. As of quarter end, liquidity was close to $1.1 billion.

In the containership sector, charter rates have seen significant improvement from the end of last year. Demolition has fallen to levels below what was experienced during the first quarter of 2023. Although cargo volumes have generally improved, the Red Sea disruption is the main reason for the improved charter market.

We have proactively secured employment for 97% and 80% of our containership fleet for 2024 and 2025, respectively, generating contracted revenues of $2.3 billion with a remaining time charter duration of 3.4 years.

On the dry bulk side, as part of our strategy to renew the fleet and increase its average size, we have agreed to acquire two more capesize vessels and accepted delivery of one similar-sized ship. In total, we have acquired five capesize vessels with an average age of about 12 and a half years and disposed of a total of 10 smaller sized ships with an average age of 14 years.

Our owned dry bulk vessels continue to trade on a spot basis, while the trading platform is commercially managing a fleet of 54 ships. As mentioned in the past, we have a long-term commitment to the dry bulk sector, which has been a strategic decision for us.

With regards to Neptune Maritime Leasing, the platform has been steadily growing, having concluded leasing transactions for 24 ships in total, on the back of a healthy pipeline extending over the coming quarters.”

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2023	2024

Voyage revenue	$248,769	$470,172
Accrued charter revenue (1)	$(2,265)	$761
Amortization of time-charter assumed	$49	$38
Voyage revenue adjusted on a cash basis (2)	$246,553	$470,971
Income from investments in leaseback vessels	$-	$5,258
Adjusted Net Income available to common stockholders (3)	$46,533	$75,243
Weighted Average number of shares	122,531,273	118,628,891
Adjusted Earnings per share (3)	$0.38	$0.63

Net Income	$148,864	$102,672
Net Income available to common stockholders	$141,560	$94,180
Weighted Average number of shares	122,531,273	118,628,891
Earnings per share	$1.16	$0.79

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” in Exhibit 99.2.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-months ended March 31, 2024 and 2023. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

Exhibit I

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2023	2024

Net Income	$148,864	$102,672
Earnings allocated to Preferred Stock	(7,595)	(7,681)
Non-Controlling Interest	291	(811)
Net Income available to common stockholders	141,560	94,180
Accrued charter revenue	(2,265)	761
General and administrative expenses - non-cash component	1,408	1,698
Amortization of Time charter assumed	49	38
Realized (gain) / loss on Euro/USD forward contracts (1)	48	(439)
Gain on sale of vessels, net	(89,068)	(993)
Loss on vessel held for sale	2,350	-
Loss on vessel held for sale by a jointly owned company with York Capital included in equity loss on investments	2,029	-
Non-recurring, non-cash write-off of loan deferred financing costs	974	182
Gain on derivative instruments, excluding realized (gain)/loss on derivative instruments (1)	(10,552)	(22,057)
Other non-cash items	-	1,873
Adjusted Net Income available to common stockholders	$46,533	$75,243
Adjusted Earnings per Share	$0.38	$0.63
Weighted average number of shares	122,531,273	118,628,891

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized (gain) / loss on Euro/USD forward contracts, gain on sale of vessels, net, loss on vessel held for sale, loss on vessel held for sale by a jointly owned company with York Capital included in equity loss on investments, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.